                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                  Environmental Remediation Holding Corporation
                                (Name of Issuer)

                    Common stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   29406V100
                                 (CUSIP Number)

                            ERHC Investment Group LLC
                             c/o Corporate Builders
                       777 South Flagler Drive, Suite 909
                         West Palm Beach, Florida 33401
                           Attention: Managing Member
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 14, 1999
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 29406V100               SCHEDULE 13D               Page 2 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         ERHC Investment Group LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)      X

3        SEC Use Only

4        Source of Funds (See Instructions)

         AF

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         Delaware, United States of America

                        7        Sole Voting Power                  62,724,519
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power

                        9        Sole Dispositive Power             62,724,519

                        10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         62,724,519

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         50.9%

14       Type of Reporting Person (See Instructions)

         OO

CUSIP No. 29406V100               SCHEDULE 13D                Page 3 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         ERHC Investment Group II LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)      X

3        SEC Use Only

4        Source of Funds (See Instructions)

         OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         Delaware, United States of America

                        7        Sole Voting Power                  8,378,204
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power

                        9        Sole Dispositive Power              8,378,204

                        10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         8,378,204

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         6.8%

14       Type of Reporting Person (See Instructions)

         OO

CUSIP No. 29406V100               SCHEDULE 13D                Page 4 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         ERHC Investment Group A LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)      X

3        SEC Use Only

4        Source of Funds (See Instructions)

         OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         Delaware, United States of America

                        7        Sole Voting Power                  8,378,204
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power

                        9        Sole Dispositive Power              8,378,204

                        10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         8,378,204

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         6.8%

14       Type of Reporting Person (See Instructions)

         OO

CUSIP No. 29406V100               SCHEDULE 13D               Page 5 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Samoa LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         Delaware, United States of America

                        7        Sole Voting Power
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power                71,102,722

                        9        Sole Dispositive Power

                        10       Shared Dispositive Power           71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         71,102,722

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         57.7%

14       Type of Reporting Person (See Instructions)

         OO

CUSIP No. 29406V100               SCHEDULE 13D                Page 6 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Ernest D. Chu

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         United States of America

                        7        Sole Voting Power                  547,500
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power             71,102,722

                        9        Sole Dispositive Power             547,500

                        10       Shared Dispositive Power        71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         71,650,222

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         58.1%

14       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 29406V100               SCHEDULE 13D                Page 7 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Rene Eichenberger

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         Switzerland

                        7        Sole Voting Power                  137,500
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power             71,102,722

                        9        Sole Dispositive Power             137,500

                        10       Shared Dispositive Power        71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         71,240,222

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         57.8%

14       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 29406V100               SCHEDULE 13D                Page 8 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Daniel Levin

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         Switzerland; Israel

                        7        Sole Voting Power
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power                71,102,722

                        9        Sole Dispositive Power

                        10       Shared Dispositive Power           71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         71,102,722

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         57.7%

14       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 29406V100               SCHEDULE 13D                Page 9 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Gregg Srinivasan

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         United States of America

                        7        Sole Voting Power
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power                71,102,722

                        9        Sole Dispositive Power

                        10       Shared Dispositive Power           71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         71,102,722

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         57.7%

14       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 29406V100               SCHEDULE 13D               Page 10 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Howard D. Talks

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         United States of America

                        7        Sole Voting Power                  1,427,500
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power               71,102,722

                        9        Sole Dispositive Power             1,427,500

                        10       Shared Dispositive Power          71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         72,530,222

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         58.8%

14       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 29406V100              SCHEDULE 13D                Page 11 of 18 pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Noreen G. Wilson

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      X
         (b)

3        SEC Use Only

4        Source of Funds (See Instructions)

         PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)

6        Citizenship or Place of Organization

         United States of America

                        7        Sole Voting Power                  11,019,505
   Number of Shares
Beneficially Owned by
Each Reporting Person
         With
                        8        Shared Voting Power                71,102,722

                        9        Sole Dispositive Power             11,019,505

                        10       Shared Dispositive Power           71,102,722

11       Aggregate Amount Beneficially Owned By Each Reporting Person

         82,122,227

12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)

13       Percent of Class Represented by Amount in Row (11)

         66.6%

14       Type of Reporting Person (See Instructions)

         IN

CUSIP No. 29406V100              SCHEDULE 13D                Page 12 of 18 pages


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Environmental Remediation Holding Corporation, a corporation organized under the laws of the State of Colorado ("Issuer"), whose principal executive offices are located at 3-5 Audrey Avenue, Oyster Bay, New York 11753.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of: ERHC Investment Group LLC, a limited liability company organized under the laws of the State of Delaware ("Investment Group I"); ERHC Investment Group II LLC, a limited liability company organized under the laws of the State of Delaware ("Investment Group II"); ERHC Investment Group A LLC, a limited liability company organized under the laws of the State of Delaware ("Investment Group A"); Samoa LLC, a limited liability company organized under the laws of the State of Delaware ("Samoa"); Ernest D. Chu, an individual citizen of the United States of America; Rene Eichenberger, an individual citizen of Switzerland; Daniel Levin, an individual citizen of Switzerland and Israel; Gregg Srinivasan, an individual citizen of the United States of America; Howard D. Talks, an individual citizen of the United States of America; and Noreen G. Wilson, an individual citizen of the United States of America (Investment Group I, Investment Group II, Investment Group A, Samoa, Messrs. Chu, Eichenberger, Levin, Srinivasan, and Talks, and Ms. Wilson are collectively referred to herein as "Reporting Persons").

         All of the membership interests in each of Investment Group I and Investment Group II are held by Samoa, Messrs. Chu, Eichenberger, and Talks, and Ms. Wilson. All of the voting membership interests in Investment Group A are held by Investment Group II. All of the membership interests in Samoa are held by Messrs. Levin and Srinivasan.

         Mr. Talks is the sole managing member of each of Investment Group I and Investment Group II. Investment Group II is the sole managing member of Investment Group A. Messrs. Levin and Srinivasan are the sole managing members of Samoa. None of Investment Group I, Investment Group II, Investment Group A, or Samoa have any other managers, directors, or executive officers.

         The sole purpose and business of each of Investment Group I, Investment Group II, and Investment Group A are acquiring, owning, holding, offering for sale, selling, assigning, pledging, financing, refinancing, and otherwise dealing with shares of Common Stock, and the principal business and principal executive offices of each such person are located at c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. The sole purpose and business of Samoa are acquiring, owning, holding, offering for sale, selling, assigning, pledging, financing, refinancing, and otherwise dealing with the shares of or other equity interests in, among other companies, Investment Group I and Investment Group II, and the principal business and principal executive offices of such person are located at c/o Levin & Srinivasan LLP, 1776 Broadway, New York, New York 10019. Mr. Chu's present principal occupation is as a financial consultant, and his principal business address is c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. Mr.

CUSIP No. 29406V100              SCHEDULE 13D                Page 13 of 18 pages


Eichenberger's present principal occupation is as a financial consultant, and his principal business address is c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. Mr. Levin's present principal occupation is as an attorney, and his principal business address is c/o Levin & Srinivasan LLP, 1776 Broadway, New York, New York 10019. Mr. Srinivasan's present principal occupation is as an attorney, and his principal business address is c/o Levin & Srinivasan LLP, 1776 Broadway, New York, New York 10019. Mr. Talks's present principal occupation is as an investor, and his principal business address is c/o Corporate Builders, 777 South Flagler Drive, Suite 909, West Palm Beach, Florida 33401. Ms. Wilson's present principal occupation is as an investor and consultant, and her principal business address is 4718 Lillian Avenue, Palm Beach Gardens, Florida 33418.

         During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the letter of intent, dated as of April 8, 1999 (the "Letter of Intent"), between Issuer and ERHC Investment Group, Inc., a corporation organized under the laws of the State of Florida ("Investment Group Inc."), Issuer and Investment Group Inc. agreed to negotiate in good faith with a view to entering into a definitive securities purchase agreement (the "Securities Purchase Agreement") pursuant to which Issuer would agree, among other things, to issue to Investment Group Inc. or its assignees in one or more transactions validly issued, fully paid, and nonassessable shares (the "Shares") of common stock, par value $.0001 per share, of Issuer (the "Common Stock") representing fifty-one percent of the issued and outstanding capital stock of Issuer on a fully-diluted basis after giving effect to all of the transactions contemplated by the Letter of Intent (i.e., 152,330,974 shares of Common Stock (see Item 5 below)) (subject to the Investors' obligation, in the event that any option, warrant, convertible security, or other right, agreement, arrangement, or commitment included in the calculation of fully-diluted shares of Common Stock for purposes of determining the number of shares of Common
Stock issuable to the Investors expires by its terms without having been exercised, converted, or exchanged, as the case may be, within sixty days after the final closing contemplated by the Securities Purchase Agreement, to return or cause to be returned to Issuer for cancellation the number of shares of Common Stock issued to them attributable to such expired option, warrant, convertible security, or other right, agreement, arrangement, or commitment).

         Pursuant to the assignment, dated as of April 9, 1999 (the "Group I Assignment"), from Investment Group Inc. to Investment Group I, Investment Group Inc. assigned and transferred to Investment Group I all of Investment Group Inc.'s right, title, and interest in, to, and under the Letter of Intent.

         Pursuant to the assignment, dated as of April 27, 1999 (the "Group II Assignment"), from Investment Group I to Investment Group II, Investment Group I assigned and transferred to Investment Group II all of Investment Group I's right, title, and interest in, to, and under the Letter of Intent with respect to 58.82353 percent of the Shares (the "Group II Shares") (i.e., 89,606,455 shares of Common Stock (see Item 5 below)) and retained for itself all right, title, and interest in, to, and under the Letter of Intent with respect to
41.17647 percent of the Shares (the "Group I Shares") (i.e., 62,724,519 shares of Common Stock (see Item 5 below)).

         Pursuant to the assignment, dated as of April 27, 1999 (the "Group A Assignment"), from Investment Group II to Investment Group A, Investment Group II assigned and transferred to

CUSIP No. 29406V100              SCHEDULE 13D                Page 14 of 18 pages


Investment Group A all of Investment Group II's right, title, and interest in, to, and under the Letter of Intent with respect to one-third percent of the Group II Shares (the "Group A Shares") (i.e., 29,868,818 shares of Common Stock (see Item 5 below)) and retained for itself all right, title, and interest in, to, and under the Letter of Intent with respect to 66.66666 percent of the Group II Shares (the "Remaining Group II Shares") (i.e., 59,737,637 shares of Common Stock (see Item 5 below)).

         Pursuant to the subscription agreement, dated as of April 27, 1999, and delivered and effective on May 14, 1999, (the "Group I Subscription Agreement"), between Issuer and Investment Group I, Investment Group I irrevocably subscribed for and agreed to purchase the Group I Shares for $210,000 (subject to the Investors' obligation, in the event that the final closing contemplated by the Securities Purchase Agreement does not occur, to return for cancellation shares of Common Stock such that, after giving effect to such return, the Investors would only hold such number of shares commensurate with all amounts theretofore paid to or at the direction of Issuer based on a pre-money, fully-diluted valuation of Issuer equal to $5,882,352.90). The purchase price for the Group I Shares will be contributed by certain of the Reporting Persons out of their personal funds.

         Pursuant to the subscription agreement, dated as of April 27, 1999, and delivered and effective on May 14, 1999 (the "Group II Subscription Agreement"), between Issuer and Investment Group II, Investment Group II subscribed for and agreed to purchase the Remaining Group II Shares and 71.95 percent of the Group A Shares for $2,625,000, subject in all respects to the execution and delivery of the Securities Purchase Agreement by the parties thereto and the satisfaction or waiver of all of the conditions to the obligations of the parties thereunder. If the Securities Purchase Agreement is executed and delivered by the parties thereto and all of the conditions to their respective obligations thereunder are satisfied or waived, the purchase price for the Remaining Group II Shares will be raised from additional investors.

         Pursuant to the subscription agreement, dated as of April 27, 1999, and delivered and effective on May 14, 1999 (the "Group A Subscription Agreement"), between Issuer and Investment Group A, Investment Group A irrevocably subscribed for and purchased 28.05 percent of the Group A Shares (i.e., 8,378,204 shares of Common Stock (see Item 5 below)) for $165,000. The purchase price for the Group A Shares was raised from certain investors who are unaffiliated with, and are not part of any group with, any of the Reporting Persons.

         Neither Issuer nor any of the Reporting Persons has entered into the Securities Purchase Agreement, and significant conditions to the parties willingness to enter into such agreement (including the satisfaction of certain of the Reporting Persons, in their sole discretion, with the results of their business, financial, accounting, and legal due diligence investigations of Issuer) remain unsatisfied as of the date hereof.


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transactions contemplated by the Letter of Intent is for Investment Group I, Investment Group II, Investment Group A, and their respective successors or assigns collectively to acquire the Shares and thereby acquire control of Issuer and thereafter replace its existing board of directors and executive officers. The purpose of the transactions contemplated by the Group I Subscription Agreement and the Group A Subscription Agreement was to provide Issuer sufficient working capital prior to execution and delivery of the Securities Purchase Agreement by the parties thereto and consummation of the transactions contemplated thereby to permit Issuer to remain solvent. In addition, upon acquiring control of Issuer, the Reporting Persons intend to cause Issuer: (i) to divest itself of substantially all of its assets which are unrelated to the development of oil and gas concessions in the Democratic Republic of Sao Tome and Principe; (ii) to close its offices located in Lafayette, Louisiana; (iii) to change its name; and (iv) to change its state of incorporation from Colorado to Delaware. Except as noted above, at the time the parties to the Letter of Intent, the Group I Subscription Agreement, and the Group A Subscription Agreement entered into such agreements, none of the Reporting Persons had, and as of the date hereof none of the Reporting Persons has, any plan or proposal which relates to or would result in any of the actions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 29406V100              SCHEDULE 13D                Page 15 of 18 pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based upon information obtained from Issuer through its counsel: (i) the total number of shares of Common Stock issued and outstanding as of April 22, 1999, was 52,215,302; and (ii) the total number of shares of Common Stock outstanding as of April 22, 1999, on a fully-diluted basis assuming the exercise, conversion, or exchange of all outstanding options, warrants, convertible or exchangeable securities, and other rights, agreements, arrangements, or commitments of any kind, nature, or description whatsoever relating to the capital stock of Issuer or obligating Issuer to issue or sell any shares of capital stock of, or any other interest in, Issuer was 146,357,210.

         Accordingly, after giving effect to the issuance of the shares of Common Stock pursuant to the Group I Subscription Agreement and the Group A Subscription Agreement as described in Item 3 above: (i) Investment Group I is the beneficial holder of, and, through Investment Group I, each other Reporting Person (other than Investment Group II and Investment Group A) may be deemed to be the beneficial owner of, 62,724,519 shares of Common Stock, representing approximately 50.9 percent of the total number of shares of Common Stock issued and outstanding (and approximately 28.8 percent of the total number of shares of Common Stock outstanding on a fully-diluted basis) as of April 22, 1999; and
(ii) Investment Group A is the beneficial holder of, and, through Investment Group A, each other Reporting Person (other than Investment Group I) may be deemed to be the beneficial owner of, 8,378,204 shares of Common Stock, representing approximately 6.8 percent of the total number of shares of Common Stock issued and outstanding (and approximately 3.9 percent of the total number of shares of Common Stock outstanding on a fully-diluted basis) as of April 22, 1999.

         In addition, Messrs. Chu, Eichenberger, and Talks and Ms. Wilson are the direct or indirect beneficial owners of a further 547,500, 137,500, 1,427,500 and 11,019,505 shares of Common Stock, respectively, representing 0.4 percent, 0.1 percent, 1.2 percent and 8.9 percent, respectively, of the total number of shares of Common Stock issued and outstanding (and approximately 0.3 percent, 0.1 percent, 0.7 percent, and 5.1 percent, respectively, of the total number of shares of Common Stock outstanding on a fully-diluted basis) as of April 22, 1999. Each other Reporting Person hereby expressly disclaims beneficial ownership of all of the shares of Common Stock referred to in this paragraph and held by Messrs. Chu, Eichenberger, or Talks or Ms. Wilson, as the case may be.

         If the Securities Purchase Agreement is executed and delivered by the parties thereto and all of the transactions contemplated by the Letter of Intent are consummated, an aggregate of 152,330,974 shares of Common Stock would be issuable thereunder (including the shares of Common Stock issued pursuant to the Group I Subscription Agreement and the Group A Subscription Agreement)

         Other than in connection with the transactions contemplated by the Letter of Intent, the Group I Subscription Agreement, Group II Subscription Agreement, and the Group A Subscription Agreement, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

CUSIP No. 29406V100              SCHEDULE 13D                Page 16 of 18 pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Please see Item 3 above for a description of the Letter of Intent, the Securities Purchase Agreement, the Group I Assignment, the Group II Assignment, the Group A Assignment, the Group I Subscription Agreement, the Group II Subscription Agreement, and the Group A Subscription Agreement.

         The respective members of Investment Group I, Investment Group II, Investment Group A, and Samoa are parties to oral limited liability company agreements with respect thereto.

         Except as described above, and except for the joint filing agreement among the Reporting Persons attached hereto as Exhibit 5, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship required to be described pursuant to Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Letter of intent, dated as of April 8, 1999, between Environmental Remediation Holding Corporation and ERHC Investment Group, Inc.

         Exhibit 2. Subscription agreement, dated as of April 27, 1999, and delivered and effective on May 14, 1999, between Environmental Remediation Holding Corporation and ERHC Investment Group LLC.

         Exhibit 3. Subscription agreement, dated as of April 27, 1999, and delivered and effective on May 14, 1999, between Environmental Remediation Holding Corporation and ERHC Investment Group II LLC.

         Exhibit 4. Subscription agreement, dated as of April 27, 1999, and delivered and effective on May 14, 1999, between Environmental Remediation Holding Corporation and ERHC Investment Group A LLC.

         Exhibit 5. Joint filing agreement, dated as of May 21, 1999, between ERHC Investment Group LLC, ERHC Investment Group II LLC, ERHC Investment Group A LLC, Samoa LLC, Ernest D. Chu, Rene Eichenberger, Daniel Levin, Gregg Srinivasan, Howard D. Talks, and Noreen G.
                           Wilson.

CUSIP No. 29406V100              SCHEDULE 13D                Page 17 of 18 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                     ERHC INVESTMENT GROUP LLC


Dated May 21, 1999:                  By: /s/ Howard D. Talks
                                        ----------------------
                                        Howard D. Talks
                                        Managing Member


                                     ERHC INVESTMENT GROUP II LLC


Dated May 21, 1999:                  By: /s/  Howard D. Talks
                                        ----------------------
                                        Howard D. Talks
                                        Managing Member


                                     ERHC INVESTMENT GROUP A LLC

                                     By:  ERHC INVESTMENT GROUP II LLC


Dated May 21, 1999:                  By: /s/ Howard D. Talks
                                        ----------------------
                                        Howard D. Talks
                                        Managing Member


                                    SAMOA LLC


Dated May 21, 1999:                 By: /s/ Daniel Levin
                                       ----------------------
                                        Daniel Levin
                                        Member

                                    /s/ ERNEST D. CHU
Dated May 21, 1999:                 ---------------------
                                    ERNEST D. CHU

                                    /s/ RENE EICHENBERGER
Dated May 21, 1999:                 ----------------------
                                    RENE EICHENBERGER

CUSIP No. 29406V100              SCHEDULE 13D                Page 18 of 18 pages

                                    /s/ DANIEL LEVIN
Dated May 21, 1999:                  ----------------------
                                    DANIEL LEVIN

                                    /s/ GREGG SRINIVASAN
Dated May 21, 1999:                  ----------------------
                                    GREGG SRINIVASAN

                                    /s/ HOWARD D. TALKS
Dated May 21, 1999:                  ----------------------
                                    HOWARD D. TALKS

                                    /s/ NOREEN G. WILSON
Dated May 21, 1999:                  ----------------------
                                    NOREEN G. WILSON